UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42293

PTL LIMITED

21 Bukit Batok Crescent

#24-71, WCGEGA Tower

Singapore 658065

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On August 1, 2025, Mr. Tak Wing Ho tendered his resignation as a director and the Chief Financial Officer of PTL Limited (the “Company”), effective August 1, 2025. Tak Wing Ho’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On August 1, 2025, approved by the Board of Directors, the Nominating Committee and the Compensation Committee of the Company, Ms. Yuen Tung Leung (Ms. Leung)was appointed as a director and the Chief Financial Officer, effective August 1, 2025.

The biographical information of Ms. Leung is set forth below:

Ms. Leung, aged 31, is an experienced professional in accounting and finance. She has served as the Financial Officer of Able Glory International Investment Limited since January 2020, overseeing the company’s financial operations and reporting. Previously, she was the administration and accounting officer at the same firm from June 2018, managing daily financial and administrative tasks. Her earlier roles include accounting clerk at Billion Grand Engineering Limited from 2017 to 2018, and Sales and Marketing Manager at LOVE360 Limited from 2014 to 2015, where she handled customer management, events, and promotions. Ms. Leung holds a Bachelor of Business Administration in Accountancy earned in 2016, a Master of Science in Marketing and Consumer Psychology from Hong Kong Shue Yan University completed in 2022, and an associate degree in Business Administration from Hang Seng Management College (now Hang Seng University of Hong Kong) obtained in 2014. Ms. Leung does not have a family relationship with any director or executive officer of the Company. She has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Pursuant to the employment agreement by and between the Company and Ms. Leung, dated August 1, 2025, (the “Employment Agreement with Yuen Tung Leung”), the term shall continue for one year. Upon expiration of the initial-year term, the employment will be automatically extended for one-year term unless either party gives the other party hereto a three-month prior written notice to terminate the employment prior to the expiration of such one-year term or unless terminated earlier pursuant to the terms of the agreement. Ms. Leung is entitled to compensation of US$240,000 for each calendar year, payable on a quarterly basis. The employment letter is qualified in its entirety by reference to the complete text of the letter, which is filed hereto as Exhibit 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement with Yuen Tung Leung, dated August 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PTL Limited

Date: August 6, 2025	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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